AGREEMENT

Between

Ms. Christiane Erne, route de Loex 176, 1233 Bernex

and

Flannel Management Sarl, rue de la Fontaine 2, 1204 Geneva represented by Ms. Sandrine Crisafulli

Objective

•	Sale of 34’766’508 shares of SES Solar Inc. to Flannel Management Sarl by Ms. Christiane Erne.
•	Conditions of payment

1.           By the present agreement, Ms. Christiane Erne sells 34’766’08 shares of SES Solar Inc, to Flannel Management Sarl for the sum of CHF 600’000 .- (six hundred thousand Swiss francs).

2.           Ms. Christiane Erne received today from Flannel Management CHF 500’000.-in cash (five hundred thousand Swiss francs) as partial payment for the sale of shares of SES Solar Inc. at art. 1, and accepts that Flannel Management will pay the amount of CHF 100’000.- (one hundred thousand Swiss francs) by October 31, 2010 at the latest.

Obligations between the parties

A.	Flannel Management undertakes to pay the full balance due, namely CHF 100’000.-, by November 10, 2010 at the latest.
B.	Ms. Christiane Erne resigns as CEO of SES Solar, Inc., effective immediately.
C.	Mr. Daniel Leon Erne resigns as director of SES Solar, Inc., effective immediately.
D.	Mr. Daniel Leon Erne resigns as administrator of SES Société d’Energie Solaire SA, effective immediately.

Governing law and jurisdiction

All litigation arising from the interpretation and execution of the present agreement will be submitted to the courts of the canton of Geneva, with appeal to the Tribunal Fédéral.

Swiss law applies.

Thus agreed, in 2 copies, Geneva, November 2, 2010

Christiane ERNE

/s/ Christiane Erne

Flannel Management sarl

Sandrine Crisafulli

/s/ Sandrine Crisafulli